Filed by Nuevo Energy Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company

Commission File No. 1-10537

The following press release was made by Nuevo Energy Company on February 12, 2004:

NEWS RELEASE

FOR IMMEDIATE RELEASE	CONTACT:
February 12, 2004	Barbara B. Forbes Director of Investor Relations 713-374-4870

NUEVO ENERGY ANNOUNCES AGREEMENT TO BE

ACQUIRED BY PLAINS EXPLORATION IN A STOCK MERGER

HOUSTON – Nuevo Energy Company (NYSE: NEV) has entered into a definitive agreement to be acquired in a stock for stock transaction by Plains Exploration & Production Company (NYSE: PXP) valued at approximately $945 million, based on PXP’s closing price on February 11, 2004. If completed, PXP will issue approximately 37.4 million shares to Nuevo shareholders and assume $234 million of net debt (as of December 31, 2003) and $115 million of Trust Convertible Preferred Securities. Under the terms of the transaction, Nuevo stockholders will receive 1.765 shares of PXP’s common stock for each share of Nuevo common stock.

“During the past two years of our corporate restructuring, we have significantly outperformed the E&P sector and generated a substantial amount of value for our shareholders,” commented Jim Payne, Chairman, President and CEO. “With cost reductions, non-core asset sales and balance sheet deleveraging largely completed, further stock price appreciation will be more a function of Nuevo’s growth profile. In this respect, we are excited about this merger and believe it will generate significant value for Nuevo shareholders. This transaction provides operational synergies, an enhanced portfolio of exploitation and exploration prospects to be funded by substantial future cash flow, and an increased exposure to natural gas. We are confident that the anticipated benefits of this merger will be realized by PXP’s management team, led by Jim Flores, who has a proven track record of operating in Nuevo’s core areas, integrating acquisitions and creating value for shareholders. Finally, the combined organization will have increased liquidity and improved access to capital which will better position the company for future growth.”

Major Terms and Conditions

Under the terms of the definitive agreement, Nuevo stockholders will receive 1.765 shares of PXP’s common stock for each share of Nuevo common stock, which based on PXP’s February 11, 2004 closing price of $15.89 per share, equates to $28.05 per Nuevo common share. The transaction is expected to qualify as a tax free reorganization under Section 368(a) and is expected to be tax free to PXP stockholders and tax free for the stock consideration received by Nuevo stockholders. The Boards of Directors of both companies have approved the merger agreement and each has recommended it to their respective stockholders for approval. The transaction will remain subject to stockholder approval from both companies and other customary conditions. Post closing, Nuevo stockholders will own

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approximately 47% of the combined company and PXP stockholders will own approximately 53% of the combined company.

The size of PXP’s Board of Directors will increase by two directors to be appointed by Nuevo. The transaction will be accounted for as a purchase of Nuevo by PXP under purchase accounting rules and PXP will continue to use the full cost method of accounting for its oil and gas properties.

Mr. James C. Flores will remain as Chairman and Chief Executive Officer and PXP’s current executive staff will continue in their capacities including: Mr. John T. Raymond (President and Chief Operating Officer), Mr. Stephen A. Thorington (Executive Vice President and Chief Financial Officer), Mr. John F. Wombwell (Executive Vice President and General Counsel) and Mr. Thomas M. Gladney (Executive Vice President Exploration and Production).

A conference call to discuss the transaction will be hosted by the senior management teams of PXP and Nuevo at 2 p.m. (Central) on Thursday, February 12, 2004. Investors wishing to participate may dial 1-800-245-3043 or international: 785-832-2422. Reference Conference I.D#: Plains XP. The replay will be available for 2 weeks beginning Friday, February 13, 2004 at 1-800-238-7928 or international: 402-220-7928. To access the Internet webcast, please go to PXP’s website at http://www.plainsxp.com, under the Investor Relations section choose “conference calls.” Following the live webcast, the call will be archived for a period of sixty (60) days on PXP’s website. Presentation materials related to the transaction will be available on PXP’s and Nuevo’s website at www.plainsxp.com and www.nuevoenergy.com, respectively.

Listed below is Nuevo’s financial guidance for the first quarter 2004 and the year 2004 on a stand alone basis.

Nuevo Energy Company

2004 Financial and Operating Guidance

(In millions, except as noted)

	1Q04	2004
Estimated Production:
Oil	84%	83%
Gas	14%	14%
Liquids	2%	3%
Total Oil Equivalent (MMBOE)	4.0 – 4.5	17.0 – 18.0

2004 Oil breakdown: CA 88.5%, Congo 11%, West TX 0.5%
2004 Gas breakdown: CA 55%, West TX 45%
2004 Liquids breakdown: CA 16%, West TX 84%

2004 Price Realizations:1

Crude Oil Price Realizations (unhedged):

•	California: 82% of NYMEX (WTI)

•	Congo: 77% of NYMEX (WTI)

•	West Texas: 99% of NYMEX (WTI)

Natural Gas Price Realizations (unhedged):

•	California: 79% of NYMEX (Henry Hub)

•	West Texas: 85% of NYMEX (Henry Hub) (includes processing fee)

Liquids Price Realizations:

•	California: 69% of NYMEX (WTI)

•	West Texas: 65% of NYMEX (WTI)

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Crude Oil Hedges:2

Swaps	Volume (B/D)	WTI Price ($ Bbl)
1Q04	15,300	$26.56
2Q04	15,000	26.58
3Q04	15,300	26.57
4Q04	16,500	26.84
1Q05	13,000	25.82
2Q05	10,000	25.80

Three-Way Collars	Volume (B/D)	WTI Price ($ Bbl.)
2004 (1Q-4Q)	8,000	$19.28—$24.00—$31.00 Floor sold at $19.28 Floor purchased at $24.00 Ceiling sold at $31.00

Natural Gas Hedges:

Swaps	Volume (MMBtu/d)	Price ($ MMBtu)	Index
1Q04	16,500	$4.93	Waha & Socal
2Q04	14,500	4.65	Waha & Socal
3Q04	10,500	4.50	Waha & Socal
4Q04	14,500	4.64	Waha & Socal
1Q05	13,000	4.75	Waha & Socal
2Q05	9,500	4.66	Waha
3Q05	5,000	4.40	Waha
4Q05	5,000	4.40	Waha

Margin Protection:

Crude oil sale hedges and natural gas purchase hedges were executed to protect the economic margin on a portion of our thermal properties. These hedges are listed below:

Crude Oil Sale Hedges:

Swaps	Volume (B/D)	WTI Price ($ Bbl)
2004 (1Q-4Q)	4,500	$22.82
2005 (1Q-4Q)	4,500	22.14

Natural Gas Purchase Hedges:

Swaps	Volume (MMBtu/d)	Price ($ MMBtu)	Index
2004 (1Q-4Q)	8,000	$3.91	Socal
2005 (1Q-4Q)	8,000	3.85	Socal

Physical Natural Gas Purchase:

	Volume (MMBtu/d)	Price ($ MMBtu)	Index
2004 (1Q-4Q)	10,000	$4.19	Socal
2005 (1Q-4Q)	10,000	4.19	Socal

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	1Q04	2004
Estimated Expenses ($ MM):
Lease Operating Expense (LOE)[3]	$39 – $43	$160 – $174
Depreciation, Depletion, Amortization and Accretion (DD&A)	$16 – $19	$70 – $80
Exploration Costs	$0.5 – $1.0	$2 – $4
General & Administrative Expenses (G&A)	$6.5 – $7.5	$25 – $29
Interest Expense[4]	$4 – $5	$12 – $16
TECONS – Dividend Expense	$1.6	$6.6

Tax Rate: [5]	41% – 45%	41% – 45%
% Deferred Tax	70% – 75%	70% – 75%
% Current Tax	25% – 30%	25% – 30%

Shares Outstanding (MM):
Weighted average – basic	20 – 21	20 – 21
Weighted average – diluted	20 – 21	20 – 21

Capital Expenditures ($ MM):	$22 – $26	$65 – $70

The 2004 capital budget excludes acquisitions and was based on a price deck of $24.00 Bbl (WTI) and $4.00 Mcf. Should commodity prices change significantly from this level, the 2004 capital budget could be modified. Additional factors impacting the capital budget level include: the cost and availability of oilfield services, exploratory drilling success, acquisitions and divestitures and the level and availability of external financing.

Footnotes:

1.	Price differentials are based on differences in location, quality, etc. and exclude the effect of hedges.

2.	For a swap transaction, we receive a fixed price for production and pay the counterparty a floating price based on a market index. Swaps fix the price we receive for production.

3.	The steam component of lease operating expenses is based on a weighted average gas price of $3.98 MMBtu for the year 2004 of which 69% has a fixed price.

4.	Includes the impact of the February 27, 2004 call for redemption of $75 million of 9½% Senior Subordinated Notes. Interest expense excludes the loss on the early extinguishment of debt.

5.	Includes current foreign taxes associated with operations in the Republic of Congo.

Nuevo Energy Company is a Houston, Texas-based company primarily engaged in the acquisition, exploitation, development, exploration and production of crude oil and natural gas. Nuevo’s domestic producing properties are located onshore and offshore California and in West Texas. Nuevo is the largest independent producer of crude oil and natural gas in California. The Company’s international producing property is located offshore the Republic of Congo in West Africa. To learn more about Nuevo, please refer to the Company’s internet site at http://www.nuevoenergy.com.

Estimates and Assumptions:

The financial and operating guidance contains estimates and assumptions that we believe are reasonable. We caution that these estimates and assumptions are based on currently available information as of February 12, 2004. We are not undertaking any obligation to update these estimates as conditions change or as additional information becomes available.

All of the estimates and assumptions set forth in this document constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Although we believe that these forward-looking statements are based on reasonable assumptions, we can give no assurance

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that expectations will in fact occur and caution that actual results may differ materially from those in the forward-looking statements. These statements are subject to a number of risks including:

•	Price volatility—The price of oil, gas and liquids are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, gas and liquids, market uncertainty and a variety of additional factors beyond Nuevo’s control. Any substantial or extended decline in commodity prices would have an adverse effect on Nuevo.

•	Production—In general, production volumes are subject to curtailments, delays, and cancellations as a result of a lack of capital or other problems such as: weather, compliance with governmental regulations or price controls, electrical shortages, mechanical difficulties or shortages or delays in the delivery of equipment. Changes to the capital budget and exploratory drilling success will also have an impact on production volumes.

•	Exploration—Unanticipated problems or successes encountered during the exploration for oil and gas. Exploration costs are an inherently difficult expense category to estimate and this estimate can be volatile due to the number of wells drilled, completed and the success rate in any given quarter and any potential changes to the capital budget.

•	Uncertainty of estimates of oil and gas reserves.

•	Ability of the Company to implement its business plan.

•	Political and environmental risks.

•	Governmental regulation.

•	Competition.

These estimates also assume that Nuevo will not engage in any material transactions such as acquisitions or divestitures of assets, formation of joint ventures or sale of debt or equity securities. Nuevo continually reviews these types of transactions as part of its corporate strategy, and may engage in any of them without prior notice.

These and other risk factors are described in the Company’s report on Form 10-K for the year-ended December 31, 2002.

PXP AND NUEVO WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE TRANSACTION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP AND NUEVO SEEKING THEIR APPROVAL OF THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING SUCH REQUEST TO: PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000; E-MAIL: JPANKEY@PLAINSXP.COM. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO NUEVO) MAY ALSO BE OBTAINED FOR FREE FROM NUEVO BY DIRECTING SUCH REQUEST TO: NUEVO ENERGY COMPANY, 1021 MAIN STREET, SUITE 2100, HOUSTON, TEXAS 77002 ATTENTION: BARBARA B. FORBES; TELEPHONE: (713) 374-4870; E-MAIL: FORBESB@NUEVOENERGY.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the transaction. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE TRANSACTION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

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Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the transaction. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE TRANSACTION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

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